Filed pursuant to Rule 424(b)(5)
Registration No. 333-219592

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	11,500,000	$13.50	$155,250,000	$17,994
_____________

(1)	Includes shares of common stock that may be purchased by the underwriters pursuant to an option to purchase additional shares of common stock.

(2)
Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. Represents payment of registration fees previously deferred in connection with the Registration Statement on Form S-3 (Registration No. 333-219592).

PROSPECTUS

10,000,000 Shares
Chegg, Inc.
Common Stock
_____________
Chegg, Inc. is offering 10,000,000 shares of its common stock.
Our common stock is listed on the New York Stock Exchange under the symbol “CHGG.” On August 2, 2017, the reported closing sale price of our common stock on the New York Stock Exchange was $14.05 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 8, and under similar headings in other documents which are incorporated by reference herein.
_____________

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to Chegg
Per share	$13.50	$0.6075	$12.8925
Total	$135,000,000	$6,075,000	$128,925,000
_____________
(1)    See “Underwriters.”
We have granted the underwriters the option to purchase, for 30 days after the date of this prospectus, up to an additional 1,500,000 shares of common stock at the public offering price less the underwriting discounts and commissions.
The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to purchasers on August 8, 2017.
_____________

Morgan Stanley	BofA Merrill Lynch	Allen & Company LLC
Barrington Research		Northland Capital Markets
 The date of this prospectus is August 2, 2017

_____________
Neither we nor the underwriters have authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus or any free writing prospectus prepared by or on behalf of us to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus or any free writing prospectus prepared by or on behalf of us to which we have referred you is accurate only as of the date thereof, regardless of the time of delivery of such document or of any sale of our shares of common stock. Our business, financial condition and results of operations may have changed since those dates. It is important for you to read and consider all the information contained in this prospectus, including the documents incorporated by reference herein or any free writing prospectus prepared by or on behalf of us to which we have referred you, in making your investment decision.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
This summary highlights selected information about us, this offering and information appearing elsewhere in this prospectus and in the documents incorporated by reference herein and therein. This summary is not complete and does not contain all the information you should consider before investing in our common stock pursuant to this prospectus. Before making an investment decision, to fully understand this offering and its consequences to you, you should carefully read this entire prospectus and the information incorporated by reference, including "Risk Factors," the financial statements, and related notes, and the other information that we incorporate by reference herein and therein. Unless the context otherwise requires, we use the terms “Chegg,” “we,” “us,” the “Company” and “our” in this prospectus to refer to Chegg, Inc. and its subsidiaries.
Company Overview
Chegg is the leading student-first connected learning platform. Our goal is to help students transition from high school to a career. As such, we are committed to improving student outcomes throughout this decade long journey. We help students study more effectively for college admissions exams, find the right college to accomplish their goals, get better grades and test scores while in school, and find internships that allow them to gain valuable skills to help them enter the workforce after college. Our student platform offers products and services that help students transition from high school to college to career. We strive to improve the overall return on investment in education by helping students maximize their outcomes through more efficient and cost-effective solutions that bridge the gap between what formal institutions offer and students actually need. During 2016, nearly 6.5 million students turned to Chegg to help them save money and improve their outcomes.
In 2016, over 1.5 million students subscribed to our Chegg Services, an increase of 47% year over year from 1.0 million students in 2015. These subscribers represent approximately 4% of the 36 million students enrolled in high school through college education, according to the National Center for Education and Statistics and the U.S. Census Bureau. Students subscribe to our digital products and services, which we collectively refer to as Chegg Services. These include Chegg Study, Chegg Tutors, Writing Tools (acquired in May 2016), Enrollment Marketing, Brand Partnership, Internships, and Test Prep, which, according to comScore, collectively bring 40 million annual unique visitors to our platform. Chegg Study service provides 6 million step-by-step Textbook Solutions and over 10 million answers, powered by our expert network, helping students with their course work. When students need additional help on a subject, they can reach a live tutor online, anytime, anywhere through Chegg Tutors. According to comScore, our Writing Tools, including EasyBib, Citation Machine, BibMe, CiteThisForMe, and NormasAPA, provide 30 million unique annual visitors with online citation, bibliography, and anti-plagiarism services. In 2016, we matched approximately 5.3 million domestic and international students with colleges in the United States to help them find the best fit school for them. As of December 31, 2016, we provided access to approximately 340,000 internships to help students gain skills and experiences that are critical to securing their first job. We provide high school students with an online adaptive test preparation service currently covering the ACT and SAT exams. Through our strategic partnership with Ingram Content Group, or Ingram, we offer Required Materials, which includes an extensive print textbook and eTextbook library for rent and sale, helping students save money compared to the cost of buying new. In 2016, students rented or bought over 5.7 million textbooks and eTextbooks from Chegg.
To deliver services to students, we partner with a variety of third parties. We work with colleges to help shape their incoming classes. We source print textbooks, eTextbooks, and supplemental materials directly or indirectly from thousands of publishers in the United States, including Pearson, Cengage Learning, McGraw Hill, Wiley, and MacMillan. We have a large network of students and professionals who leverage our platform to tutor in their spare time and employers who leverage our platform to post their internships and jobs. In addition, because we have a large student user base, local and national brands partner with us to reach the college and high school demographics.
During the three and six months ended June 30, 2017, we generated net revenues of $56.3 million and $118.9 million, respectively, and in the same periods had net losses of $6.0 million and $12.4 million, respectively. During the three and six months ended June 30, 2016, we generated net revenues of $53.0 million and $119.7 million, respectively, and in the same periods had net losses of $9.0 million and $24.7 million, respectively. For the three months ended September 30, 2015 and September 30, 2016, our overall customer acquisition cost was $3.73 and $2.57 per customer respectively, which represents a decrease of 31% year over year. We calculate customer acquisition cost by dividing

(1) Required Materials, Chegg Study and Chegg Tutors marketing spend, which includes paid marketing spend and investments in Adobe Marketing Cloud for these services and excludes marketing spend for Writing Tools, which we acquired in May 2016, by (2) the combined number of new subscriptions for Chegg Study and Chegg Tutors started in the same quarter and new Required Materials orders made in the same quarter.
Our strategy for achieving and maintaining profitability is centered upon our ability to utilize Chegg Services to increase student engagement with our connected learning platform. We believe this expanded and deeper penetration of the student demographic will allow us to drive further growth in our existing Chegg Services. In addition, we believe that the investments we have made to achieve our current scale will allow us to drive increased operating margins over time that, together with increased contributions of Chegg Services products, will enable us to accomplish profitability and become cash-flow positive in the long-term. Our ability to achieve these long-term objectives is subject to numerous risks and uncertainties, including our ability to attract, retain, and increasingly engage the student population, intense competition in our markets, the ability to achieve sufficient contributions to revenue from Chegg Services and other factors described in greater detail in “Risk Factors.” We have presented revenues for our two product lines, Chegg Services and Required Materials, based on how students view us and the utilization of our products by them. More detail on our two product lines is discussed in the next two sections titled “Chegg Services” and “Required Materials.”
Chegg Services
Our Chegg Services for students primarily includes our Chegg Study service, our Chegg Tutors service, and our Writing Tools service. We also work with leading brands, such as Proctor & Gamble, Starbucks, The Truth, Microsoft, Best Buy, DirectTV, Bare Escentuals, and Shutterfly, to provide students with discounts, promotions, and other products that, based on student feedback, delight them. For example, for Proctor & Gamble, we inserted free laundry care samples and for Starbucks, we inserted free drinks in our textbook rental shipments to students. All of our brand advertising services and the discounts, promotions, and other products provided to students are paid for by the brands. We additionally provide Internship services and our Test Prep service currently covering the ACT and SAT exams.
Our total number of Chegg Services Subscribers has tripled over the past four years. In 2013, 2014, 2015 and 2016, we had 0.5 million, 0.7 million, 1.0 million and 1.5 million Chegg Services Subscribers, respectively. We have also reduced our overall customer acquisition cost over the same period.
Students typically pay to access Chegg Services such as Chegg Study on a monthly or annual basis, while colleges subscribe to our enrollment marketing services through the National Research Center for College and University Admissions and brands pay us depending on the nature of the campaign. In the aggregate, Chegg Services revenues were 79% and 72% of net revenues during the three and six months ended June 30, 2017, respectively, and 56% and 46% of net revenues during the three and six months ended June 30, 2016, respectively. Our Chegg Services Average Revenue Per User increased from $77.05 in 2012 to $85.00 in 2016, representing approximately a 10% increase over this period. We calculate Average Revenue Per User by dividing the total Chegg Services revenue during the period by the total number of Chegg Services net paying subscribers for the same period.
Required Materials
Our Required Materials product line includes commissions from partners, such as Ingram and textbook publishers, on the rental and sale of print textbooks, as well as revenues from eTextbooks. Our web-based, multiplatform eTextbook Reader, eTextbooks and supplemental course materials are available from approximately 120 publishers as of June 30, 2017. We offer our eTextbooks on a standalone basis or as a rental-equivalent solution and for free to students awaiting the arrival of their print textbook rental.
We also use our website to rent and sell, on behalf of Ingram and textbook publishers, as well as source for used print textbooks for our partner Ingram. We attract students to our website by offering more for their used print textbooks than they could generally get by selling them back to their campus bookstore.
In the aggregate, Required Materials revenues were 21% and 28% of net revenues during the three and six months ended June 30, 2017, respectively, and 44% and 54% of net revenues during the three and six months ended June 30, 2016, respectively.

Strategic Partnership with Ingram
Our strategic partnership with Ingram has helped to accelerate the growth of our Chegg Services products by allowing us to utilize capital otherwise spent on the purchase of print textbooks, and at the same time allowing us to maintain a leading position and high brand recognition through our iconic orange boxes. We entered into a definitive inventory purchase and consignment agreement with Ingram that allows us to focus on eTextbooks and Chegg Services. Under the agreement, since May 2015, Ingram has been responsible for all new investments in the print textbook library, fulfillment logistics, and has title and risk of loss related to print textbook rentals. As a result of our strategic partnership with Ingram, our revenues include a commission on the total revenues that we earn from Ingram upon their fulfillment of a rental transaction using print textbooks for which Ingram has title and risk of loss. This partnership allows us to reduce and eliminate the operating expenses we historically incurred to acquire and maintain a print textbook library. We will continue to buy books on Ingram’s behalf including books through our buyback program and invoice Ingram at cost.
Risks Associated with our Business and an Investment in our Common Stock
Our business, financial condition, results of operations and prospects are subject to numerous risks. These risks include, among others, that:

•	our limited operating history, recent business model transition and evolving digital offerings make it difficult to evaluate our current business and future prospects;

•	our operating results are expected to be difficult to predict based on a number of factors;

•	we have a history of losses and we may not achieve or sustain profitability in the future;

•
we operate in a rapidly changing market and we have recently transitioned our business model to a fully digital business, and if we do not successfully adapt to known or unforeseen market developments, our business may be harmed;

•
if our efforts to attract new students to use our products and services and increase student engagement with our connected learning platform are not successful, our business will be adversely affected;

•	if our efforts to build a strong brand are not successful, we may not be able to grow our student user base, which could adversely affect our operating results;

•	we intend to offer new products and services to students to grow our business, and if our efforts are not successful, our business and financing results would be adversely affected;

•
our future revenues depend on our ability to continue to attract new students from a high school and college student population that has an inherently high rate of turnover primarily due to graduation, requiring us to invest continuously in marketing to the student population to build brand awareness and loyalty, which we may not be able to accomplish on a cost-effective basis or at all;

•	if we are not able to manage the growth of our business both in terms of scale and complexity, our operating results and financial condition could be adversely affected; and

•	we may not realize the anticipated benefits of past and any future acquisitions, which could disrupt our business and harm our financial condition and results of operations.
If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations and prospects may be materially and adversely affected. In addition, there are numerous risks related to an investment in our common stock.
You should carefully read the section entitled “Risk Factors” in this prospectus and contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 for an explanation of the foregoing risks, as well as other risks, before investing in our common stock.

Company Information
We were incorporated in Delaware in July 2005. We launched our online print textbook rental business in 2007. We hired our current Chief Executive Officer in 2010, who implemented our current business strategy to create the leading student-first connected learning platform for students to help them improve their outcomes. Beginning in 2010, we made a series of strategic acquisitions to expand our Chegg Services, including Cramster in 2010 to add our Chegg Study service, InstaEDU in 2014 to add our Tutoring service, internships.com in 2014 to add to our Internship service, and Imagine Easy Solutions in 2016 to add a portfolio of online writing tools. We completed our initial public offering in November 2013 and our common stock is listed on the New York Stock Exchange under the symbol “CHGG.” Our principal executive offices are located at 3990 Freedom Circle, Santa Clara, California 95054 and our telephone number is (408) 855-5700.
We use various trademarks and trade names in our business, including without limitation “Chegg,” “Chegg.com,” “Chegg Study,” “internships.com” and “EasyBib.” This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

THE OFFERING

Common stock offered by us	10,000,000 shares

Common stock to be outstanding after this offering	105,684,945 shares

Option to purchase additional shares of common stock from us	1,500,000 shares

Use of proceeds
We plan to use the net proceeds from this offering for working capital and other general corporate purposes, which may include acquisitions of businesses, technologies, or other assets. See “Use of Proceeds.”

Risk factors	See “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

New York Stock Exchange symbol	“CHGG”
The number of shares of common stock to be outstanding after this offering is based on 95,684,945 shares of our common stock outstanding as of June 30, 2017, and excludes:
• 9,819,342 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2017, with a weighted-average exercise price of $8.65 per share;
• 15,059,800 shares subject to performance-based or other restricted stock units, or RSUs, outstanding as of June 30, 2017;
• 141,290 shares subject to RSUs granted after June 30, 2017;
• 200,000 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of June 30, 2017 with an exercise price of $12.00 per share;
• 11,017,995 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of June 30, 2017, plus annual increases thereunder; and
• 5,990,343 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan as of June 30, 2017, plus annual increases thereunder.
Unless otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of common stock from us and no exercise of outstanding stock options or warrants, and does not reflect the vesting of any RSUs outstanding as of June 30, 2017.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following table summarizes our consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 and our summary consolidated balance sheet data as of December 31, 2016 and 2015 are derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2017 and 2016 and the selected consolidated balance sheet data as of June 30, 2017 are derived from our unaudited consolidated financial statements incorporated by reference into this prospectus. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods and our results for interim periods are not necessarily indicative of financial results to be achieved for the full year. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated herein by reference into this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited consolidated financial statements and related notes, each included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which is incorporated herein by reference into this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net revenues	$118,919	$119,690	$254,090	$301,373	$304,834
Cost of revenues(1):	38,438	60,330	119,601	189,849	210,985
Gross profit	80,481	59,360	134,489	111,524	93,849
Operating expenses:
Technology and development(1)	39,201	32,991	66,331	59,391	49,386
Sales and marketing(1)	26,062	26,193	53,949	64,082	72,315
General and administrative(1)	29,843	27,235	55,372	45,209	41,837
Restructuring charges (credits)	959	(198)	(423)	4,868	—
Gain on liquidation of textbooks	(4,766)	(3,196)	(670)	(4,326)	(4,555)
Total operating expenses	91,299	83,025	174,559	169,224	158,983
Loss from operations	(10,818)	(23,665)	(40,070)	(57,700)	(65,134)
Interest expense and other (expense) income, net	(245)	(119)	(468)	(31)	562
Loss before provision for income taxes	(11,063)	(23,784)	(40,538)	(57,731)	(64,572)
Provision for income taxes	1,363	909	1,707	1,479	186
Net loss	$(12,426)	$(24,693)	$(42,245)	$(59,210)	$(64,758)
Net loss per share, basic and diluted	$(0.13)	$(0.28)	$(0.47)	$(0.68)	$(0.78)
Weighted average shares used to compute net loss per share, basic and diluted	93,943	89,767	90,534	86,818	83,205

_____________

(1)	Includes stock-based compensation expense as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in thousands)
Cost of revenues	$155	$69	$172	$262	$617
Technology and development	6,628	7,758	14,771	11,992	10,451
Sales and marketing	2,327	3,851	6,124	7,901	11,300
General and administrative	8,267	10,813	20,718	18,620	14,520
Total stock-based compensation expense	$17,377	$22,491	$41,785	$38,775	$36,888

	As of June 30, 2017		As of December 31,
	Actual	As Adjusted(1)	2016	2015
	(unaudited)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$66,086	$194,433	$77,329	$67,029
Total assets	268,157	396,504	290,652	291,356
Total stockholders’ equity	222,056	350,403	221,939	231,075
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(1)
The as adjusted consolidated balance sheet data above gives effect to our receipt of the net proceeds from the sale by us in this offering of 10,000,000 shares of common stock at the public offering price of $13.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

.

RISK FACTORS
An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the risk factors described below together with all of the risks, uncertainties and assumptions discussed under Part II, Item 1A, “Risk Factors,” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which is incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission, or SEC, in the future. If any of the risks incorporated by reference or set forth below occurs, our business, results of operations and financial condition could suffer significantly. As a result, you could lose some or all of your investment in our common stock. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operations and financial condition, or cause the value of our common stock to decline.
Our management will have broad discretion as to the use of the proceeds from this offering and we may not use the proceeds effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.
If you purchase shares of common stock sold in this offering you will experience immediate and substantial dilution in your investment. You will experience further dilution if we issue additional equity securities in the future.
Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the shares of common stock you purchase in this offering. Based on the public offering price of $13.50 per share and our net tangible book value as of June 30, 2017, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $11.02 per share with respect to the net tangible book value of the common stock. See “Dilution” for a more detailed discussion of the dilution you will incur if you purchase shares of common stock in this offering.
In addition, we have a significant number of stock options outstanding as well as shares subject to restricted stock units, or RSUs, and warrants outstanding and may also choose to issue additional common stock, or securities convertible into or exchangeable for common stock, in the future. In the event that the outstanding stock options or warrants are exercised and the RSUs are settled, or that we make additional issuances of common stock or other convertible or exchangeable securities, you will experience additional dilution.
Future sales of a substantial number of shares of our common stock by our existing stockholders could cause our stock price to decline.
The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. For example, certain of our stockholders possess rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act.
In addition, we have a significant number of stock options outstanding as well as RSUs outstanding. If a substantial number of shares of common stock underlying these stock options or RSUs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the documents incorporated into this prospectus by reference, contains forward-looking statements. All statements contained in or incorporated by reference in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to review any additional disclosures we make in the documents we subsequently file with the SEC that are incorporated by reference in this prospectus. See “Where You Can Find Additional Information.”

INDUSTRY AND MARKET DATA
This prospectus also contains statistical data, estimates and forecasts that are based on independent industry publications, including by comScore, and on assumptions we have made based on such data and other similar sources and our knowledge of the markets for our solutions. Although we believe that third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those described in the “Risk Factors” section and elsewhere in this prospectus.
Certain information in the test of this prospectus is contained in independent industry publications, The source of, and selected additional information contained in, these independent industry publications are provided below:
(1) comScore U.S. Annual Unique Visitors (Custom Analytics), Apr 2015 - Mar 2016
(2) comScore U.S. Annual Unique Visitors (Custom Analytics), Oct 2015 - Sept 2016
USE OF PROCEEDS
We estimate that our net proceeds from the common stock that we are selling in this offering will be approximately $128.3 million, or approximately $147.7 million if the underwriters exercise in full their option to purchase additional shares, based on the public offering price of $13.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purpose of this offering is to obtain additional capital. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, which may include acquisitions of businesses, technologies, or other assets.
Pending other uses, we intend to invest the proceeds to us in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

PRICE RANGE OF COMMON STOCK
Our common stock has been listed on the New York Stock Exchange under the symbol “CHGG” since November 13, 2013. Prior to that date there was no public trading market for our common stock. The following table presents, for the periods indicated, the high and low intraday sales prices per share of our common stock as reported on the New York Stock Exchange.

	High	Low
Fiscal Year ended December 31, 2015
First Fiscal Quarter	$8.85	$6.35
Second Fiscal Quarter	$8.77	$7.20
Third Fiscal Quarter	$8.84	$6.90
Fourth Fiscal Quarter	$8.03	$6.55
Fiscal Year ended December 31, 2016
First Fiscal Quarter	$6.67	$3.15
Second Fiscal Quarter	$5.13	$4.26
Third Fiscal Quarter	$7.29	$4.82
Fourth Fiscal Quarter	$8.57	$6.51
Fiscal Year ending December 31, 2017
First Fiscal Quarter	$8.47	$6.84
Second Fiscal Quarter	$13.10	$8.04
Third Fiscal Quarter (through August 2, 2017)	$15.37	$11.93
On August 2, 2017, the reported closing sale price of our common stock on the New York Stock Exchange was $14.05 per share. As of August 2, 2017, there were approximately 59 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.
DIVIDEND POLICY
We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws, and will be dependent on a number of factors, including our earnings, capital requirements, and overall financial conditions. In addition, our credit facility contains restrictions on our ability to pay dividends.

CAPITALIZATION
The following table sets forth our cash and capitalization as of June 30, 2017:

•	on an actual basis; and

•
on an as adjusted basis to give effect to the receipt of the net proceeds from the sale in this offering of 10,000,000 shares of common stock, based on the public offering price of $13.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 which is incorporated by reference in this prospectus.

	As of June 30, 2017
	Actual	As Adjusted
	(in thousands, except share and per share amounts)
Cash	$66,086	$194,433

Stockholders’ equity:
Preferred stock, par value $0.001 per share, 10,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value per share, 400,000,000 shares authorized; 95,684,945 shares issued and outstanding, actual; 105,684,945 shares issued and outstanding, as adjusted	96	106
Additional paid-in capital	605,638	733,975
Accumulated other comprehensive income	76	76
Accumulated deficit	(383,754)	(383,754)
Total stockholders’ equity	222,056	350,403
Total capitalization	$222,056	$350,403

The number of shares of common stock issued and outstanding, actual and as adjusted, in the table above excludes:
• 9,819,342 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2017, with a weighted-average exercise price of $8.65 per share;
• 15,059,800 shares subject to performance-based or other RSUs, outstanding as of June 30, 2017;
• 141,290 shares subject to RSUs granted after June 30, 2017;
• 200,000 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of June 30, 2017 with an exercise price of $12.00 per share;
• 11,017,995 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of June 30, 2017, plus annual increases thereunder; and
• 5,990,343 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan as of June 30, 2017, plus annual increases thereunder.

DILUTION
If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this public offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.
As of June 30, 2017, our net tangible book value was approximately $133.9 million, or $1.40 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the shares of common stock outstanding at June 30, 2017. After giving effect to our sale of 10,000,000 shares of common stock in this offering at the public offering price of $13.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 2017 would have been approximately $262.3 million, or $2.48 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $1.08 per share to existing stockholders and an immediate dilution of $11.02 per share to new investors.
The following table illustrates this dilution:

Public offering price per share		$13.50
Net tangible book value per share as of June 30, 2017	$1.40
Increase per share attributable to this offering	$1.08
As adjusted net tangible book value per share after giving effect to this offering		$2.48
Net tangible book value dilution per share to investors in this offering		$11.02
If the underwriters exercise in full their option to purchase additional shares, the as adjusted net tangible book value per share after giving effect to this offering would be $2.63 per share and the dilution in net tangible book value per share to investors in this offering would be $10.87 per share.
The foregoing calculations are based on 95,684,945 shares of our common stock outstanding as of June 30, 2017, and exclude:
• 9,819,342 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2017, with a weighted-average exercise price of $8.65 per share;
• 15,059,800 shares subject to performance-based or other RSUs, outstanding as of June 30, 2017;
• 141,290 shares subject to RSUs granted after June 30, 2017;
• 200,000 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of June 30, 2017 with an exercise price of $12.00 per share;
• 11,017,995 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of June 30, 2017, plus annual increases thereunder; and
• 5,990,343 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan as of June 30, 2017, plus annual increases thereunder.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or Medicare Contribution tax and does not deal with state or local taxes, U.S. federal gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.
Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or Code, such as:

•	insurance companies, banks and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our capital stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).
Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.
PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder”

means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.
Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.
Distributions
We do not expect to make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “—Gain on Disposition of Our Common Stock.”
Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder's conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder's country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder's entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to such agent. The holder's agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments.
See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Common Stock
Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder's holding period in the common stock.
If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons, unless a specific treaty exemption applies. Corporate Non-U.S. Holders described in (a) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if U.S. real property interests, as defined in the Code and applicable Treasury regulations, comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder's holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.
See the section titled “—Foreign Accounts” for additional information regarding withholding rules that may apply to proceeds of a disposition of our common stock paid to foreign financial institutions or non-financial foreign entities.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent's country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.
Backup Withholding and Information Reporting
Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign Accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends and, on or after January 1, 2019, the gross proceeds of a disposition of our common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or, on or after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	4,619,047
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,771,429
Allen & Company LLC	1,847,619
Barrington Research Associates, Inc.	457,143
Northland Securities, Inc.	304,762
Total:	10,000,000
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively.
The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$13.50	$135,000,000	$155,250,000
Underwriting discounts and commissions to be paid by us	$0.6075	$6,075,000	$6,986,250
Proceeds, before expenses, to us	$12.8925	$128,925,000	$148,263,750
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $578,500.
Our common stock is listed on the New York Stock Exchange under the trading symbol “CHGG.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus (the “restricted period”): (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in (1) or (2) is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. The restrictions described in the immediately preceding sentence are subject to certain exceptions, including, but not limited to, the sale or issuance of or entry into an agreement to sell or issue shares of common stock by us in connection with joint ventures, commercial relationships or other strategic transactions and our acquisition of one or more businesses, assets, products or technologies, provided, that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue does not exceed 5% of the total number of shares of common stock issued and outstanding immediately following the completion of the transactions contemplated by the underwriting agreement, and provided, further, that all such recipients of shares of common stock shall execute and deliver to the representatives, on or prior to such issuance, a lock-up agreement.
Each of our executive officers and directors has agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, such person will not, during the restricted period: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person has agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, such person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. The restrictions described in this paragraph with respect to each such person are subject to the following exceptions: (a) transactions relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of common stock or other securities acquired in this offering or in such open market transactions; (b) transfers of shares of common stock or any security convertible into common stock (i) as a bona fide gift, (ii) to an immediate family member of such person or to any trust for the direct or indirect benefit of such person or the immediate family of such person, or if such person is a trust, to any beneficiary (including such beneficiary’s estate) of such person, in a transaction not involving a disposition for value, (iii) by will, other testamentary document or intestate succession upon the death of such person to the legal representative, heir, beneficiary or a member of the immediate family of such person, (iv) by operation of law pursuant to a court order or qualified domestic relations order, or pursuant to a settlement agreement not involving a disposition for value, related to the distribution of assets in connection with the dissolution of a marriage or civil union, (v) not involving a change in beneficial ownership, or (vi) if such person is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a trustor, trustee or beneficiary of such trust, provided that in the case of any transfer or distribution pursuant to clause (b)(i), (b)(ii), (b)(iii), (b)(v) or (b)(vi) each donee, distributee or transferee shall sign and deliver a lock‑up agreement containing restrictions substantially similar to the restrictions in this paragraph and in the case of any transfer or distribution pursuant to clause (b)(iv), such person shall use reasonable efforts to cause the transferee to execute and deliver a lock-up agreement containing restrictions substantially similar to the restrictions in this paragraph, provided further that in the case of any transfer or distribution pursuant to this clause (b), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; (c) distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders of such person’s affiliates, provided that in the case of any transfer or distribution pursuant to this clause (c), (i) each donee or distributee shall sign and deliver a lock‑up agreement containing restrictions substantially similar to the restrictions in this paragraph and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; (d) (i)  the “net” exercise of outstanding options, warrants or rights to acquire shares of common stock or any security convertible into common stock, through the surrender of shares of common stock or such other securities directly to us in lieu of payment in cash of the exercise price, pursuant to employee benefit plans or rights disclosed in this prospectus and in accordance with their terms, provided that any shares of common stock or such other securities acquired pursuant thereto shall be subject to restrictions substantially similar to the restrictions in this paragraph, or (ii)  forfeiture of shares of common stock or such other securities to us through the surrender of shares of common stock or such other securities directly to us to satisfy tax withholding obligations of such person in connection with the vesting, settlement or exercise of equity awards granted pursuant to employee benefit plans disclosed in this prospectus prior to the date of this prospectus; (e) sales or transfers to us in connection with the repurchase by us of shares of common stock issued pursuant to employee benefit plans and subject to equity awards currently outstanding under such employee benefit plans disclosed in this prospectus, provided that in the case of any transfer or distribution pursuant to this clause (e), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; (f) the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no public announcement or filing under the Exchange Act shall be required or shall be made voluntarily in connection with the establishment of such plan during the restricted period; (g) any sales of common stock by such person made pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act prior to the date hereof and disclosed to the representatives, provided that any filing under Section 16(a) of the Exchange Act that is made in connection with any such sales during the restricted period shall state that such sales have been executed under a trading plan pursuant to Rule 10b5-1 under the Exchange Act and shall also state the date such trading plan was adopted; and (h) the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a Change of Control (as defined below), provided, that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Common Stock owned by such person shall remain subject to restrictions substantially similar to the restrictions in this paragraph. For the purposes of this clause (h), “Change of Control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction after the consummation of this offering the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of greater than 50% of total voting power of the voting stock of the company.
Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Additional Information
Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member of FINRA/SIPC.
Selling Restrictions
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia for a period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada
The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Chile
The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
European Economic Area
In relation to each member state of the European Economic Area (each, a “Member State”), no offer of any shares of our common stock which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

C.
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares of our common stock is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any shares of our common stock will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and us that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the

Prospectus Directive; and (2) in the case of any shares of our common stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.
We, the representatives and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
This prospectus has been prepared on the basis that any offer of shares of our common stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of our common stock. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.
For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.
The above selling restriction is in addition to any other selling restrictions set out in this section.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Israel
In the State of Israel, the shares of our Class A common stock offered hereby may not be offered to any person or entity other than the following:
(a) a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;
(b) a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;
(c) an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
(d) a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
(e) a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;
(f) a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
(g) an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;
(h) a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above average risk);
(i) an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and
(j) an entity, other than an entity formed for the purpose of purchasing shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 50 million.
Any offeree of the shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.
Japan
The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
New Zealand
This prospectus has not been registered with the office of the Registrar of Companies in New Zealand and is not a registered prospectus or investment statement for the purposes of New Zealand law.
The provision of this prospectus to any person in New Zealand does not constitute an offer of the shares of our Class A common stock to that person or an invitation to that person to subscribe for the shares of our Class A common stock other than (i) to any or all of the following persons only (A) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and/or (B) persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares of our Class A common stock, and/or (C) any other person who in all the circumstances can properly be regarded as having been selected other than as members of the public; or (ii) to eligible persons only in accordance with section 5(2CB) of the Securities Act 1978 (New Zealand).
No investor shall subscribe for, offer, sell or deliver any shares of our Class A common stock or distribute this prospectus or any advertisement relating to the shares of our Class A common stock in breach of the Securities Act

1978 and, in particular, no investor shall offer for sale shares of our Class A common stock to any member of the public in New Zealand in breach of the Securities Act 1978. By subscribing for the shares of our Class A common stock, each investor: (a) warrants it is a person described in paragraph (i) or (ii) above and (b) undertakes to comply with the above selling restrictions.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and any offers of shares of common stock have not been and will not be authorized under the Swiss

Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of w interests in collective investment schemes under the CISA does not extend to acquirers of shares.
United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Davis Polk & Wardwell LLP, Menlo Park, California is acting as counsel to the underwriters.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2016 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
INFORMATION INCORPORATED BY REFERENCE
We “incorporate by reference” certain documents we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus prepared by or on behalf of us to which we have referred you, or in any other document we subsequently file with the SEC that also is incorporated by reference in this prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.
The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 23, 2017, including certain information incorporated by reference therein from our Definitive Proxy Statement for our 2017 annual meeting of stockholders filed with the SEC on April 21, 2017;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 1, 2017;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed with the SEC on July 31, 2017;

•	our Current Report on Form 8-K filed with the SEC on June 1, 2017; and

•
the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on November 7, 2013 under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.
Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” or may in the future “furnish” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054
(408) 855-5700
www.chegg.com

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We file annual, quarterly, current and special reports and other information with the SEC. You may read and copy any documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. The address of the site is www.sec.gov.
Our Internet address is www.chegg.com. We make available free of charge, on or through the “Investors” section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Any Internet addresses provided in this prospectus are for information only and are not intended to be hyperlinks. In addition, the information on or available through our website is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any free writing prospectus.
We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any free writing prospectus provided in connection with this offering. The shares of common stock offered under this prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.
This prospectus constitutes a part of a registration statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock, reference is hereby made to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.